UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Inotek Pharmaceuticals Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
45780V102
(CUSIP Number)
Devang V. Kantesaria
Devon Park Bioventures
435 Devon Park Drive, Building 700
Wayne, PA 19087
(484) 320-4900
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
January 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ð
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102

1.	Names of Reporting Persons Devon Park Bioventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D filed March 5, 2015 by Devon Park Bioventures, L.P. relating to the common stock, par value $0.01 per share, (the “Common Stock”) of Inotek Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 91 Hartwell Avenue, Lexington, Massachusetts 02421.  This amendment to the Schedule 13D is being filed solely to update the disclosures set forth therein to update the address of the reporting persons in Item 2 below and include the transactions discussed in Item 3 below.

Item 2.	Identity and Background
Item 2(b) is hereby amended and restated as follows: (b) Address of Principal Business office: 435 Devon Park Drive, Building 700, Wayne, PA 19087.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 4, 2017, Devon Park Bioventures, L.P. conducted an in-kind, pro rata distribution to its limited partners of the 3,243,709 shares of Common Stock owned by it and Devon Park Associates, L.P. conducted an in-kind, pro rata distribution to its limited partners of the 9,857 shares of Common Stock owned by it.  Following such distributions, Devon Park Bioventures, L.P. and Devon Park Associates, L.P. ceased to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)            As of January 6, 2017, each of Devon Park Bioventures, L.P., Devon Park Associates, L.P. and Devon Park Associates, LLC is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding.

(b)            As of January 6, 2017, each of Devon Park Bioventures, L.P., Devon Park Associates, L.P. and Devon Park Associates, LLC share voting and dispositive power with respect to the 0 shares of Issuer’s Common Stock.

(c)            During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Item 3 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)            No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Devon Park Bioventures, L.P. and no person, other than Devon Park Bioventures, L.P., is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each Devon Park Bioventures, L.P..

(e)            On January 4, 2017, each of Devon Park Bioventures, L.P., Devon Park Associates, L.P. and Devon Park Associates, LLC ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2017
Devon Park Bioventures, L.P.

By: Devon Park Associates, L.P., its general partner
By: Devon Park Associates, LLC, its general partner

By: /s/ Devang Kantesaria
Name: Devang Kantesaria
Title:   Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).